14047446

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing Section FEB 28 2014 Washington DC 404

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46646

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINDHAM FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

608 Hills Point Road
(No. and Street)

Charlotte (City) Vermont (State) 05445 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Paul D. Mendelsohn - President 802-425-7755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Love, Cody & Company CPAs
(Name – *if individual, state last, first, middle name*)

115 Elm Street (Address) Bennington (City) Vermont (State) 05201 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/18/14

OATH OR AFFIRMATION

I, Paul D. Mendelsohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Windham Financial Services, Inc., as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ■ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ■ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

On this 27 day of February, 20 14.
personally appeared Paul D. Mendelsohn
signer (s) and sealer (s) of the
foregoing written instrument and
acknowledged the same to be HIS
free act and deed.
Before me, Sharon B. Balaban
Notary Public
2/10/2015

WINDHAM FINANCIAL SERVICES, INC.

Financial Statements and Schedules

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

Love, Cody & Company, CPAs

WINDHAM FINANCIAL SERVICES, INC.

Financial Statements and Schedules

December 31, 2013 and 2012

(With Independent Auditors' Report Thereon)

Love, Cody & Company, CPAs

Table of Contents

Love, Cody & Company, CPAs

Independent Auditor's Report

Board of Directors
Windham Financial Services, Inc.

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Windham Financial Services, Inc. (the Company) as of December 31, 2013 and 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

115 Elm Street • P.O. Box 319 • Bennington, Vermont 05201-0319
(802) 442-5552 • (800) 894-5511
Facsimile: (802) 442-7314 • e-mail: mail@lovecody.com
www.lovecody.com

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Windham Financial Services, Inc. as of December 31, 2013 and 2012 and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matters

Required Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Love, Cody & Company, CPAs, P.C.

February 21, 2014

Vt. Reg. #357

WINDHAM FINANCIAL SERVICES, INC.
Statements of Financial Condition

	December 31,	
	2013	2012
Assets		
Cash	$ **217,599**	209,331
Commissions and management fees receivable	**31,077**	44,877
Prepaid expenses	**8,119**	8,059
Total current assets	**256,795**	262,267
Furniture and equipment, net	**14,020**	16,714
Total assets	$ **270,815**	278,981
Liabilities and Stockholder's Equity		
Accounts payable	$ **21,348**	7,543
Accrued expenses	**72**	516
Total current liabilities	**21,420**	8,059
Stockholder's Equity:		
Common stock, no par value: 1,000 shares authorized;100 shares issued and outstanding	**100**	100
Additional paid-in capital	**124,040**	124,040
Retained earnings	**125,255**	146,782
Total stockholder's equity	**249,395**	270,922
Total liabilities and stockholder's equity	$ **270,815**	278,981

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Income

		Year Ended December 31,	
		2013	2012
Revenues:			
Commissions	$	**249,179**	310,180
Interest earned		**821**	848
Management fees		**131,535**	101,936
		381,535	412,964
Expenses:			
Commissions and brokerage		**156,001**	178,903
Depreciation and amortization		**2,694**	2,493
Employee compensation and benefits		**156,780**	164,177
Occupancy and equipment rental		**18,383**	17,691
Other operating expenses		**48,020**	38,153
		381,878	401,417
Net income	$	**(343)**	11,547

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Changes in Stockholder's Equity

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-in Capital	Retained Earnings	Stock-holder's Equity
Balances January 1, 2012	100	100	124,040	152,894	277,034
Net Income	-	-	-	11,547	11,547
Distributions to shareholder	-	-	-	(17,659)	(17,659)
Balances December 31, 2012	100	100	124,040	146,782	270,922
Net income	-	-	-	(343)	(343)
Distributions to shareholder	-	-	-	(21,184)	(21,184)
Balances December 31, 2013	100	$ 100	124,040	125,255	249,395

See accompanying notes to financial statements.

WINDHAM FINANCIAL SERVICES, INC.
Statements of Cash Flows

		Year Ended December 31,	
		2013	2012
Cash flows form operating activities:			
Net income (loss)	$	**(343)**	11,547
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization		**2,694**	2,493
(Increase) decrease in operating assets:			
Commissions and management fees receivable		**13,800**	(21,600)
Prepaid expenses		**(60)**	64
Increase (decrease) in operating liabilities:			
Accounts payable		**13,805**	220
Accrued liabilities		**(444)**	196
Total adjustments		**29,795**	(18,627)
Net cash provided by (used in) operating activities		**29,452**	(7,080)
Cash flows from investing activities:			
Purchases of equipment		**-**	(3,381)
Net cash used in investing activities		**-**	(3,381)
Cash flows from financing activities:			
Distributions to shareholder		**(21,184)**	(17,659)
Net cash used in financing activities		**(21,184)**	(17,659)
Net increase (decrease) in cash		**8,268**	(28,120)
Cash, beginning of year		**209,331**	237,451
Cash, end of year	$	**217,599**	209,331

See accompanying notes to financial statements.

(1) *Description of Business Activity and Summary of Significant Accounting Policies*

(a) *Business Activity*

Windham Financial Services, Inc. (the "Company") was incorporated on September 21, 1983 for the purpose of developing certain computerized market trading programs and acting as a Commodity Trading Advisor (CTA).

On December 30, 1988, the Company received an order granting registration pursuant to section 203 of the Investment Advisors Act of 1940 from the Securities and Exchange Commission as a Registered Investment Advisor (RIA). In January 1994, as an extension to its advisory services, the Company became a member in the National Association of Securities Dealers (NASD).

The Company is a member of Financial Industry Regulatory Authority (FINRA) (formerly NASD), Securities Investors Protection Corporation (SIPC), and the Municipal Securities Rulemaking Board (MSRB). The Company is also registered with the Securities and Exchange Commission (SEC) as a securities broker dealer. The Company is also registered and licensed with state regulatory agencies in jurisdictions where transactions occur.

The Company provides services to customers throughout the United States.

(b) *Customer Accounts*

The Company has registered as a Fully Disclosed Introducing Broker/Dealer that does not receive, directly or indirectly, or hold funds or securities for, or owe funds or securities to customers and does not carry accounts of or for customers. As such, the Company is exempt from the requirements of SEC Customer Protection Rule 15c3-3 and Rule 15c3-2 dealing with customers' notification of free credit balances.

All customer accounts are maintained by an independent clearing broker dealer who is responsible for all customer account record keeping under SEC Rules 15c3-2 and 15c3-3. Customers' securities transactions are recorded on a settlement date basis with related commission income and expenses recorded on a trade date basis. Securities transactions of the Company are recorded on a trade date basis. Investment management revenue is recorded as income in the period earned.

(c) *Use of Estimates in the Preparation of Financial Statements*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(continued)

(1) *Description of Business Activity and Summary of Significant Accounting Policies (continued)*

(d) Cash

Cash consists of checking and savings accounts with financial institutions as well as investment cash balances maintained with a clearing broker.

(e) Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation of furniture and equipment is provided on a straight-line basis using estimated lives of five to seven years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals and betterments.

(f) Revenue Recognition

Most of the Company's revenue is derived from commissions and management fees. Management fees are recorded when billed and are generally calculated based on a percentage of assets managed.

(g) Advertising

The Company expenses advertising costs the first time the advertising takes place.

(2) Commissions Receivable

Commissions receivable consist of commissions earned and due from the clearing broker, investment companies, life insurance companies, variable annuity distributors and clients of separately managed accounts.

(3) Furniture and Equipment

Furniture and equipment consist of the following:

		2013	2012
Furniture and fixtures	$	**14,677**	14,677
Computer equipment		**40,614**	40,614
Less accumulated depreciation and amortization		**(41,271)**	(38,577)
	$	**14,020**	16,714

(4) Income Taxes

The Company's stockholder has elected S-Corporation status under provisions of the Internal Revenue Code. Income from corporations classified as S-Corporations is generally taxed at the shareholder level and, accordingly, the Company has not accrued any Federal or State income tax liability.

(continued)

(4) *Income Taxes (continued)*

The accounting standard on accounting for uncertainty in income taxes addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under that guidance, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement. There were no unrecognized tax benefits identified or recorded as liabilities as of December 31, 2013 and 2012. The Company is generally no longer subject to examination by tax authorities for years before 2010.

(5) *Retirement Plan Contributions*

The Company created a 401(k) plan for its employees in 2003. No contributions were made to the plan for 2013 or 2012.

(6) *Liabilities Subordinated to Claims of General Creditors*

At December 31, 2013 and 2012 the Company had no liabilities subordinated to claims of general creditors.

(7) *Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $191,500, which was $186,500 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.1119 to 1.

Net capital reflects an immaterial difference from the amount reported in the Company's unaudited FOCUS report as a result of an audit adjustment to depreciation expense.

(8) *Subsequent Events*

The Company has evaluated subsequent events through February 21, 2014, the date on which the financial statements were available to be issued. There are no reportable subsequent events.

WINDHAM FINANCIAL SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
December 31, 2013

Net capital:		
Total stockholder's equity		$ 249,395
Less:		
Non-allowable assets:		
Prepaid expenses	$ 8,119	
Equipment and leasehold improvements	14,020	
CRD deposit	1,311	
Non-allowable receivables	24,445	(47,895)
Other deductions:		
Excess blanket bond deductible		(10,000)
Net capital		$ 191,500
15c3-1(f) Haircut (CD-5%)		-
Adjusted net capital		$ 191,500
Aggregate indebtedness:		
Current liabilities		$ 21,420
Required net capital		$ 5,000
Excess net capital		$ 186,500
Ratio: Aggregate indebtedness to net capital		0.1119 to 1

Note: There are no material differences between the above computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

WINDHAM FINANCIAL SERVICES, INC.
Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is not subject to the requirements of SEC Rule 15c3-3.

WINDHAM FINANCIAL SERVICES, INC.
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013

The Company is not subject to the requirements of SEC Rule 15c3-3.

Independent Auditors' Report on Internal Control Structure Required by Securities and Exchange Commission Rule 17a-5

Board of Directors
Windham Financial Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Windham Financial Services, Inc. (the Company), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Windham Financial Services, Inc. as of and for the year ended December 31, 2013, and this report does not affect our report thereon dated February 21, 2014.

> We noted that there was a lack of segregation of duties for the accounting function, as the Company only has one employee to perform all functions. While we understand the feasibility of segregating duties is difficult, it is fundamental to a sound accounting system.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Love, Cody & Company, CPAs, P.C.

February 21, 2014

Vt. Reg. #357

Love, Cody & Company, CPAs